

December 6, 2013

<u>Via E-mail</u>
G. Les Austin
Vice President and Chief Financial Officer
Cypress Energy Partners, L.P.
5727 S. Lewis Avenue, Suite 500
Tulsa, OK 74105

> **Re: Cypress Energy Partners, L.P.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 29, 2013**
> **Response dated December 2, 2013**
> **File No. 333-192328**

Dear Mr. Austin:

We have reviewed your amended registration statement and letter dated December 2, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1.   We note that your exhibit index continues to reflect that many exhibits will be filed by amendment. To ensure that you have adequate time to respond to any future staff comments, please file with the next amended registration statement all such exhibits.

Risk Factors, page 19

We may not have sufficient cash from operations…, page 19
On a pro forma basis, we would not have had sufficient cash available…, page 20

2.   Revise each of these risk factors to indicate that you anticipate that you will have a shortfall for the quarter ended March 31, 2014, specifying the amount of the shortfall.

We will rely on distributions of borrowings by TIR to fund a portion…, page 27

3.   You disclose here and elsewhere that you are in the process of seeking commitments for a new $150 million credit agreement to replace your existing accounts receivable and mezzanine facilities. You further disclose that your ability to "make or increase [y]our distributions to unitholders will be limited" in the event you are not successful in entering into a new credit facility. To the extent your existing indebtedness is not refinanced, please tell us what the potential impact may be to your distributable cash flow for the year ending December 31, 2014.

Cash Distribution Policy and Restrictions on Distributions, page 62

4.   We reissue our prior comment 7 from our letter dated October 18, 2013.

Unaudited Pro Forma distributable Cash Flow…, page 66

5.   You disclose at page 62 that your "credit facilities contain covenants requiring TIR to maintain certain financial ratios and restricting TIR's ability to incur indebtedness, make distributions, make investments and engage in certain other partnership actions, including making cash distributions while an event of default has occurred and is continuing under the facility." You also disclose elsewhere that at December 31, 2012 and September 30, 2013, TIR Parent was in compliance with your credit facilities covenants. Given the pro forma adjustments utilized to calculate your ability to fund your annualized minimum quarterly distribution, if you anticipate that you may not be in compliance with the covenants in your credit facilities for the next twelve months, provide appropriate disclosure.

Response dated December 2, 2013

Estimated Distributable Cash Flow for the Year Ending December 31, 2014, page 70

6.   You disclose that your forecasted cash available for distribution for the year ending December 31, 2014 will exceed the amount needed to pay the total annualized minimum quarterly distribution to all common and subordinated units. However, we note the table on page 72 denotes that you will have a shortfall of $276 for the quarterly period ending March 31, 2014. Please expand your disclosure to discuss this shortfall and how it will

impact your cash distributions and forecasted activity in future forecasted quarterly periods. For example, your disclosures should address if you plan to borrow funds to make up the shortfall and any subsequent impact to your forecasted operations in subsequent periods due to increased interest expense. Alternatively, for example, your disclosures should address if you plan to distribute less than the minimum quarterly distribution to the subordinated units and the resulting impact on subsequent periods.

Unaudited Pro Forma Condensed Combined Balance Sheet, page F-5

7.   We note the last two pro forma adjustments labeled (e) that reduce total parent equity by $69,750 and $3,000 and are carried forward to the total "Pro Forma" column.   It is our understanding that these amounts represent the distribution of offering proceeds to a wholly owned subsidiary of Cypress Holdings and for the payment of offering expenses. If our understanding is correct, it appears these adjustments have been double counted as they are also reflected separately under the common units held by general partner and affiliates and under the subordinated units held by general partner and affiliates. Please revise your pro forma balance sheet, as appropriate.

8.   Please revise your total "Pro Forma" column to provide a single subtotal for each line item presented. For example, the equity section titled "General partner and affiliates" has four line items; however, eight adjustment amounts are presented in the total column rather than subtotals for each of the four line items.

9.   The labeling of certain pro forma adjustments in the equity section as (d) and (e) do not appear to correspond to the appropriate footnote description. Please revise the labeling of these adjustments, as appropriate.

10.   We note the pro forma adjustment of $25,423 as discussed in footnote (b) to reflect the non-controlling interest in TIR-US. However, the corresponding pro forma adjustment to reduce total parent equity appears to be missing. Please revise your pro forma adjustments as necessary.

Unaudited Pro Forma Condensed Combined Statement of Operations, page F-7

11.   Please remove the "$" presented with the weighted average number of limited partner units outstanding on both statements of operations presented on pages F-7 and F-8.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Svitlana Sweat, Staff Accountant, at (202) 551-3326 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Ryan J. Maierson